SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMBER ROAD, INC.

(Name of Subject Company)

AMBER ROAD, INC.

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

02318Y108

(CUSIP Number of Class of Securities)

Jim Preuninger

Chief Executive Officer

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, New Jersey 07073

(201) 935-8588

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Victor H. Boyajian

Ilan Katz

Ira Kotel

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 768-6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended and as may be further amended or supplemented from time to time, the “Schedule 14D-9”) filed by Amber Road, Inc. (the “Company”) with the Securities and Exchange Commission on June 3, 2019, relating to the tender offer by Chicago Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), which is beneficially owned by funds affiliated with Insight Venture Management, LLC: (i) Insight Venture Partners X, L.P., Insight Venture Partners (Cayman) X, L.P., Insight Venture Partners X (Co-Investors), L.P., Insight Venture Partners (Delaware) X, L.P., (ii) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., and Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., and (iii) Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., and Insight Venture Partners (Delaware) IX, L.P., to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company, at a purchase price of $13.05 per share, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with that certain Agreement and Plan of Merger, dated as of May 12, 2019 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “Merger Agreement”), by and among Parent, Purchaser, the Company and E2open, LLC (“E2open”), solely for purposes of Section 9.17 of the Merger Agreement, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

All four paragraphs in Item 8. Additional Information - Regulatory Approvals - Antitrust on pages 34 and 35 of the Schedule 14D-9 are replaced in their entirety with the following:

“Pursuant to the requirements of the HSR Act, the Company and Parent each filed a Notification and Report Form with respect to the Offer and the Merger with the DOJ and the FTC on May 24, 2018. The required waiting period with respect to the Offer was to expire at 11:59 p.m., Eastern time, on June 10, 2019. Approval was granted effective 2:41 pm, Eastern time, on June 5, 2019. Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated, with respect to the Offer, has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

The following section is added as a new section in Item 8. Additional Information on page 41 of the Schedule 14D-9.

“Certain Litigation

On June 6, 2019, a putative class action captioned Plumley v. Amber Road, Inc. et al., C.A. No. 1:19-cv-01053-UNA was filed in the United States District Court for the District of Delaware against the Company, members of the Board, Parent, Purchaser and E2open. The complaint alleges that the Schedule 14D-9 omits material information with respect to the proposed transaction, which renders the Schedule 14D-9 false and misleading, and that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act in connection with the Schedule 14D-9. Among other things, the complaint seeks to enjoin defendants from proceeding with the proposed transaction, or in the event defendants consummate the proposed transaction, rescind it and set it aside or award the plaintiff damages, and award costs, including attorneys’ and experts’ fees. The Company believes that the plaintiff’s allegations are without merit and expects that the defendants will defend against them vigorously.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(6)	Class Action Complaint, dated June 6, 2019 (Plumley v. Amber Road, Inc., et al.)*

*	filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMBER ROAD, INC.

By:	/s/ Brad Holmstrom
Name: Brad Holmstrom
Title: General Counsel

Dated: June 13, 2019